

Mail Stop 3561

January 12, 2018

Jorge Rauber
Chief Executive Officer
Central Puerto S.A.
Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina

> **Re: Central Puerto S.A.**
> **Registration Statement on Form F-1**
> **Filed January 3, 2018**
> **File No. 333-222402**

Dear Mr. Rauber:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2017 letter.

Risk Factors

Risks Relating to Our Shares and ADSs

"The market price for our common shares or ADSs could be highly volatile . . ." page 66

1. We note your statement in this section that, in a personal message to an acquaintance, "Mr. Pérès Moore, the Chairman of [y]our Board of Directors, stated in effect that Central Puerto is a valuable company, that its stock has risen substantially, and that whether there could be upside remains to be discussed." You also disclose that the personal message from Mr. Moore was retransmitted without authorization. With a view to understanding the substance of and the audience to which these statements were communicated, please provide us with more information about this communication

including Mr. Moore's exact language, if known, and the channels by and parties to which these statements were retransmitted.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION, page 83

2. Please clarify for us the substantial reasons why the La Plata plant had a significant impact on your revenues and income figures. In this regard, it appears the plant was immaterial to both total assets and your installed capacity. Please help us understand the reason for this disparate result.

Audited consolidated financial statements of Central Puerto S.A.

Notes to the Audited Consolidated Financial Statements

a) Resolution SE No. 406/03 and other regulations related to WEM generators' receivables, page F-8

3. We have reviewed your response to comment 5. We note that the "Restricted Decisions" require the "affirmative vote" of the other CVO shareholders and of at least one board member appointed by the other shareholders. We also note your disclosure on page 58 that "the Argentine government's stake in CVOSA will be at least 70% pursuant to FONINVEMEM arrangements." Please explain to us in sufficient detail how these factors do not preclude consolidation of CVO. In particular, clarify how you determined that none of the rights held by the other shareholders and their board appointees in regards to the "Restricted Decisions," particularly items (ix) and (x) related to approving operating agreements, are substantive rights. In addition, considering the Argentine government will ultimately own a 70% interest, it appears that any control you currently have would only be on a temporary basis. Please address how you considered the probability of temporary control or why it was not a consideration. We may have further comment.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, or Jim Allegretto Senior Assistant Chief Accountant, at (202) 551- 3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products